SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Consolidated Synthetic Voting Map

Ambev S.A. (“Company”), pursuant to CVM Ruling No. 81/22, publishes today the synthetic voting map containing the consolidation of the voting instructions transmitted by the shareholders to the central depositary, to the Company’s bookkeeper and directly to the Company, for each item included in the bulletins for distance vote with respect to the matters submitted to the Ordinary and Extraordinary Shareholders' Meetings of the Company as of April 29, 2025. The consolidated synthetic voting map, as received by the Company, is provided on the tables below.

São Paulo, April 28, 2025.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

1

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 29, 2025

#	RESOLUTION	VOTE	TOTAL
ORDINARY GENERAL MEETING
1.	To approve the managers’ accounts and financial statements for the fiscal year ended on December 31, 2024.	FOR	13.011.662.946
		AGAINST	1.237.000
		ABSTENTION	246.231.059
2.	To resolve on the allocation of net profit for the fiscal year ended December 31, 2024, with the consequent ratification of payment of dividends and interest over shareholders’ equity made in advance to the shareholders, to debit of the profit for the year of 2024, pursuant to the Management Proposal.	FOR	13.259.127.147
		AGAINST	4
		ABSTENTION	3.854
3.	Election of the fiscal council by single slate Appointment of all names that compose the Controller Slate - Fiscal Council, pursuant to the Management Proposal: Candidates • José Ronaldo Vilela Rezende • Elidie Palma Bifano • Emanuel Sotelino Schifferle (alternate) • Eduardo Rogatto Luque (alternate)	FOR	11.339.400.117
		AGAINST	1.194.777
		ABSTENTION	8.418.431
4.	If one of the candidates that are part of the Controller Slate - Fiscal Council fails to integrate it to accommodate the separate election as provided on articles 161, §4, and 240 of Law 6,404/76, the votes corresponding to your shares may still be given to the chosen slate?	YES	11.339.325.561
		NO	74.557
		ABSTENTION	9.613.207
2

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 29, 2025

5.	Election of the fiscal council separately Appointment of candidates to the Fiscal Council by minority shareholder holder of voting shares, pursuant to the Management Proposal: Fabio de Oliveira Moser / Nilson Martiniano Moreira	FOR	1.904.310.936
		AGAINST	5.806.744
		ABSTENTION	0
6.	To determine managers’ overall compensation for the year of 2025, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the fiscal year, and (y) the compensation based on shares that the Company intends to execute in the fiscal year, under the terms set forth in the Management Proposal.	FOR	12.648.377.561
		AGAINST	610.184.635
		ABSTENTION	568.809
7.	To determine the overall compensation of the Fiscal Council’s members for the year of 2025, with alternate members’ compensation corresponding to half of the amount received by the effective members, under the terms set forth in the Management Proposal.	FOR	13.253.024.677
		AGAINST	1.997.205
		ABSTENTION	4.109.123
3

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 29, 2025

#	RESOLUTION	VOTE	TOTAL
EXTRAORDINARY GENERAL MEETING
1	Approve the amendment to the Bylaws to amend the main provision of article 5, to reflect the capital increases approved by the Board of Directors, within the authorized capital limit, up to the call notice date of the Extraordinary General Meeting, as detailed in Exhibit B.I of the Management Proposal.	FOR	13.309.337.425
		AGAINST	590.548
		ABSTENTION	21.785

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2024

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer